December 14, 2012

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                           Scott Anderegg

Catherine Brown

Mara L. Ransom

Re:                             Planet Payment, Inc.
Withdrawal of Registration Statement on Form S-1 originally filed on July 21, 2011

File No. 333-175705

Ladies and Gentlemen:

On behalf of Planet Payment, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-175705), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 21, 2011, and most recently amended on August 21, 2012 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Fenwick & West LLP, Attn: Robert A. Freedman, 801 California Street, Mountain View, CA 94041, facsimile number (650) 938-5200.

Should you have any questions regarding this matter, please contact Robert A. Freedman at (650) 335-7292 or, in his absence, Michael A. Brown at (415) 875-2432.

Very truly yours,

/s/ Philip Beck
Philip Beck
President and Chief Executive Officer

cc:

Graham Arad

Planet Payment, Inc.

Robert A. Freedman

Michael A. Brown

Fenwick & West LLP